NEVSUN RESOURCES LTD.

NOTICE  OF  ANNUAL  GENERAL  MEETING

TAKE NOTICE that the board of directors of Nevsun Resources Ltd. (the “Company”) has called an annual general meeting of the shareholders of the Company for 9:00 a.m. on Thursday, February 27, at Suite 1000, 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.

To receive the report of the directors, the financial statements of the Company for the fiscal period ended December 31, 2002 and the auditor’s report on those statements;

2.

To appoint an auditor for the coming year and authorize the directors to fix the auditor’s remuneration;

3.

To elect directors for the coming year;

4.

To consider and, if thought fit, pass an ordinary resolution to approve, in advance, the issuance by the Company, in one or more private placements, of such number of securities as would result in the Company issuing or making subject to issuance during the ensuing year an aggregate number of common shares which exceeds 25% of the Company’s issued and outstanding share capital (on a non-diluted basis) prior to giving effect to the private placements, all as more particularly described in and subject to the restrictions described in the accompanying information circular;

5.

To amend the existing Incentive Share Option Plan by approving an additional 4,024,000 common shares of the Company to be listed for issuance pursuant to the Plan, bringing the maximum number of Common Shares reserved for issuance under the Plan to 9,475,000;  and

6.

To transact any other business as may properly come before the meeting or any adjournments thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting, otherwise the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the annual general meeting.

An information circular, a form of proxy or voting instruction form and a return card accompany this notice.

Dated on January 23, 2003.

BY ORDER OF THE BOARD OF

DIRECTORS

John A. Clarke

President & Chief Executive Officer

NEVSUN  RESOURCES  LTD.

INFORMATION  CIRCULAR

SOLICITATION  OF  PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, February 27, 2003 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT  AND  REVOCATION  OF  PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases, common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS  RELATING  TO  VOTING  OF  PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  OF  VOTING  SECURITIES

On the date of the accompanying notice of meeting, the Company had 47,395,421 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on January 23, 2003 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION  OF  DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the Proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, the members of the audit, governance and human resources committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

(1)

Member of the Governance Committee

(1)

Member of the Audit Committee.

(2)

Member of the Human Resources Committee.

(3)

Five-year history for new director: current occupation from Feb. 2001; Partner with Stikeman Elliott from Mar. 1996 to Jan. 2001.

The information as to shares beneficially owned has been provided by the directors themselves.

Advance notice of the Meeting was published in The Vancouver Sun newspaper on December 31, 2002 in accordance with section 111 of the Company Act.  No nominations for directors have been received from the members of the Company.

EXECUTIVE  COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Summary  Compensation  Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of the Chief Executive Officer (“CEO”) and executive officers whose compensation was in excess of $100,000 (these individuals are referred to as the “Named Executive Officers”).  The periods covered include the most recent fiscal years ended December 31, 2002, 2001 and 2000.

		Annual Compensation ($Cdn)			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Clarke, President & CEO	Dec. 2002 Dec. 2001 Dec. 2000	173,000 252,000 252,000	Nil Nil Nil	Nil Nil Nil	70,000 70,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clifford T. Davis,(1) Chief Financial Officer	Dec. 2002 Dec. 2001 Dec. 2000	25,000 Nil 125,000	Nil Nil Nil	Nil Nil Nil	250,000 40,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Clifford T. Davis returned to the Company November 1, 2002 after having resigned as Chief Financial Officer October 31, 2000.

Long-Term Incentive Plans

The Company did not make any long-term incentive awards during the most recently completed fiscal period.

Option Grants

The following table sets forth stock options granted during the fiscal year ended December 31, 2002 to the Company’s Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(4)	Expiration Date
John A. Clarke	70,000(1)	10%	$0.65	$0.87	02/08/2005
Clifford T. Davis	250,000(2)	36%	$1.10	$1.02	10/08/2005

(1)

 Options were granted on February 8, 2002 and are for a term of three years.

(2)

Options were granted on October 8, 2002 and are for a term of three years.

(3)

The exercise price of stock options was set according to the rules of the TSX.

(4)

The market value of the Common shares of the Company on the date of grant is the price at which the Company’s shares closed for trading on the TSX.

Aggregated Option Exercises During The Most  Recently Completed Financial Year And Financial Year End Option Values

The following table sets forth details of all exercises of stock options during the period ended December 31, 2002 to the Company’s Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(3)
John A. Clarke	None	N/A	890,000	$1,446,300
Clifford T. Davis	None	N/A	690,000	$1,019,800

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using the low price for a board lot of Common shares of the Company on the TSX, less the exercise price of the stock options.

(3)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2002, less the exercise price of in-the-money stock options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement dated for reference November 1, 2001, the Company agreed to employ Mr. John A. Clarke as President and Chief Executive Officer of the Company for a term expiring on December 31, 2002 at a salary of $14,000 per month. The employment agreement was revised at November 1, 2002 to a salary of $16,500 per month, expiring December 31, 2003, after which time the agreement will continue for a period of one year unless otherwise terminated.  If the Company terminates the employment of Mr. Clarke without cause and without providing adequate notice or, in the event any person acquires more than 40% of the outstanding shares of the Company, then Mr. Clarke will be entitled to receive an amount equal to 12 months’ salary.

Mr. Clarke is also eligible for certain bonus arrangements which may be triggered upon the occurrence of two separate events: the completion of construction financing for the Company’s Tabakoto mine project and commencement of commercial production from the Tabakoto mine project. The first triggering event results in a bonus of  $14,000 per month from the date of the Agreement until the first trigger;  the second triggering event results in a bonus of $11,500 per month from the first trigger to the second trigger.

Pursuant to an agreement executed in September, 2002, the Company re-employed Mr. Clifford T. Davis as Chief Financial Officer for a term commencing on November 1, 2002 and expiring on December 31, 2003, after which time the agreement will continue for a period of one year unless otherwise terminated.  (Mr. Davis was previously employed by the Company as Chief Financial Officer until his resignation in October, 2000.) Mr. Davis is eligible for an incentive bonus which may be triggered upon the completion of sufficient financing for the construction of the Tabakoto Mine Project.  The triggering event results in a bonus of $4,167 per month from the date of the Agreement to the triggering event, after which time his salary increases to $16,667 per month.  If the Company terminates the employment of Mr. Davis without cause and without providing adequate notice or, in the event any person acquires more than 40% of the outstanding shares of the Company, then Mr. Davis will be entitled to receive an amount equal to 12 months’ salary.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Human Resources Committee (the “HR Committee”) of the Board of Directors, that is comprised solely of independent directors and chaired by Gerard E. Munera.  The HR Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company.  The HR Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance.  Base salaries are set at levels that are competitive with the base salaries paid by comparable corporations within the mining industry in size and with operations at approximately the same stage, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the long-term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, bonus and stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The level of base salary for each employee is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The HR Committee’s recommendations for base salaries for the senior executive officers are submitted for approval by the Board of Directors of the Company.

Stock Options

The Company’s Incentive Share Option Plan (the “Plan”) is administered by the Board of Directors.  The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options that may be issued under the Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Plan and cannot be increased without shareholder approval.  Stock options may have up to a 10 year term, and are exercisable at the market price (as defined in the Plan) of the Company’s Common shares on the date of grant.  A holder of stock options must be a director, officer or employee of the Company or its controlled or subsidiary companies or a consultant in order to exercise stock options.

The foregoing report has been furnished by the HR Committee.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on August 31, 1999, with a cumulative total return of the S&P/TSX Composite Index (previously named the TSE 300 Composite Index). The Common shares of the Company have been trading on the TSX since March 8, 1996.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

Aug.1999	Dec.1999	Dec.2000	Dec.2001	Dec.2002
Nevsun	$100	$105	$45	$55	$611
S&P/TSX Composite Index	$100	$121	$129	$114	$100

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements
(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2003 and 2002

2. Significant accounting policies (continued):

(l) Reclassification:

Certain of the comparative figures have been restated to conform with the presentation adopted in the current year.

3. Mineral properties:

	2003	2002
Mali:		
Tabakoto (note 3(a))	$ 27,301,053	$ 22,892,679
Segala (note 3(b))	12,743,403	12,052,355
Diamond permit (note 3(c))	40,622	-
	40,085,078	34,945,034
Eritrea (note 3(d)):		
Bisha	5,561,403	564,738
Augaro/Akurdet	630,879	398,075
	6,192,282	962,813
Ghana:		
Kubi (note 3(e))	4,289,943	4,210,381
Juabo (note 3(f))	50,000	50,000
	4,339,943	4,260,381
	$ 50,617,303	$ 40,168,228

Schedule of mineral property expenditures during 2003:

	Tabakoto	Segala	Bisha	Augaro/ Akurdet	Ghana	Total
Deferred December 31, 2002	$ 22,892,679	$ 12,052,355	$ 564,738	$ 398,075	$ 4,260,381	$ 40,168,228
Acquisition costs incurred	75,000	119,542	26,002	28,546	-	249,090
Exploration and development:						
Assays	59,141	34,127	198,731	1,544	-	293,543
Consulting engineers and personnel	2,049,012	203,556	646,520	29,280	2,624	2,930,992
Drilling and geophysics	505,802	244,407	1,869,029	879	-	2,620,117
Equipment	26,688	10,124	107,742	1,028	-	145,582
Line cutting and surveying	133,269	6,412	444,611	159,030	386	743,708
Transportation and field	290,879	10,000	727,031	12,425	76,552	1,116,887
Administration	1,052,071	62,880	681,958	72	-	1,796,981
Stock-based compensation (note 6(c))	216,512	-	295,041	-	-	511,553

Compensation  of  Directors

The Company has adopted a policy for paying directors who are not officers of the Company an annual fee of $8,000, plus $500 for each board meeting and committee meeting.  All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes. During the fiscal year ended December 31, 2002 the amounts payable to non-executive directors under these standard arrangements totalled $38,417.

In addition, during the year ended December 31, 2002 the Company paid Craig Angus $89,000 for services rendered in connection with the Company’s financing activities.

The following table sets forth stock options granted during the fiscal year ended December 31, 2002 to directors who are not Named Executive Officers, as a group.

Name	Securities Under Options Granted (#)	% of Total Options Granted to in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	70,000	10%	$0.65	$0.87	Feb. 8, 2005

The following table sets forth details of all exercises of stock options during the fiscal period ended December 31, 2002 by directors who are not Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(3)
Craig A. Angus	None	N/A	960,000	$1,538,200
R. Stuart Angus (4)	None	N/A	None	Nil
Gary E. German	None	N/A	440,000	$714,800
Gerard E. Munera	None	N/A	440,000	$714,800

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using the low price for a board lot of Common shares of the Company on the TSX, less the exercise price of the stock options.

(3)

    Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2002, less the exercise price of in-the-money stock options.

(4)

Mr. R. Stuart Angus was appointed as a director subsequent to December 31, 2002 and was granted options for 100,000 shares.

INDEBTEDNESS  OF  DIRECTORS  AND  SENIOR  OFFICERS

None of the directors or senior officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The TSX requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance. As a result of various high profile and negative corporate developments in the past two years in the both Canada and the United States, the TSX is in the process of revising its Corporate Governance Standards and has published its proposed changes. The Company has reviewed the proposed changes from the TSX as well as the new requirements from the securities authorities in the United States and the Company’s Board has revised its approach to corporate governance to incorporate most of the proposed changes.

The following summarizes the Company’s response to each of the existing fourteen TSX corporate governance guidelines with commentary that is responsive to new proposals as well.

1. Stewardship of the Company -The Board of Directors has adopted a Charter that explicitly assumes responsibility for stewardship of the Company, including the ultimate responsibility for the following areas: organisation, including appointment of committees, strategic planning, commitment of capital, risk management, oversight of senior management, and policy and procedures, including communications.

In its stewardship role the Board has established three committees; Governance, Audit and Human Resources, each comprised entirely of independent directors, each chaired by a different director. Mandates for these committees have been reviewed and approved by the entire Board and these mandates are discussed in the following responses to the TSX Guidelines.

Strategic planning is reviewed at meetings of the Board of Directors.  Dedicated strategic planning sessions are held on a periodic basis in conjunction with regular meetings of directors.  Management reports regularly to the Board of Directors in relation to the principal risks that potentially affect the Company’s business activities. Management also responds to specific risk-related issues identified by directors or by management, with the assistance of expert outside advisors where required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public. The Company distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community. Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Company. The integrity of internal controls and management information systems is covered by the mandate of the Audit Committee.

2. Composition of the Board of Directors and Relationship to Significant Shareholder - The Company has six directors, of which three of these individuals are unrelated to the Company.  In the Board’s view, the ratio of unrelated to related directors is currently an appropriate balance of management and non-management representation.  Until recently the Board was comprised of five members, the majority of which were unrelated however, with the engagement of Mr. Davis as an officer in November 2002, the Board decided to expand its numbers to improve its ratio of unrelated directors. There is no significant shareholder of the Company.

3. Analysis of Status of Directors as “Unrelated” - Messrs German, Munera and R.S. Angus have no material business or other relationship with the Company or management of the Company. They are free of any interest that could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Company. Mr R.S. Angus has no family relationship to Mr. C.A. Angus. Mr. Clarke, as CEO and Mr. Davis as CFO of the Company are considered related as officers of the Company and Mr. C.A. Angus, is considered related by virtue of a compensation arrangement.

4. Committee for Nomination and Assessment of Directors -The approved mandate of the Board’s Governance Committee includes responsibility for proposing new nominees and for assessing directors on an on-going basis. In past the entire Board has participated in the nomination of directors

5. Assessment of Effectiveness and Contribution -The approved mandate of the Board’s Governance Committee includes the assessment of the effectiveness of the Board as a whole, that of committees of the Board and the contribution of individual Directors.

6. Orientation and Education Program for the Board  -Management ensures that a new appointee to the Board of Directors receives an orientation to the Company and its facilities and ensures the director has been apprised of the duties and responsibilities pursuant to applicable law and policy.

7. Size of the Board of Directors  - The Articles of the Company presently provide that the Board of Directors shall consist of not less than three and not more than that number of directors that is set by an ordinary resolution by the shareholders of the Company, excluding additional directors that may be appointed between annual general meetings.  The Board of Directors is currently of the view that its present complement of six individuals is effective.

8. Directors’ Compensation  -The approved mandate of the Board’s Human Resources Committee includes the review of adequacy and form of compensation provided to directors to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

9. Composition of Board Committees  - The Company has established a Governance Committee, an Audit Committee and a Human Resources Committee.  All Committees are comprised entirely of independent directors and are chaired by different individuals.

10. Governance Issues  -The Board of Directors affords a high priority to implementation of proper corporate governance practices through its Governance Committee, chaired by Mr. German.

11. Position Descriptions for the Directors and Chief Executive Officer -The mandates of the Committees of the Board have been reviewed and approved by the entire Board. The Human Resources Committee, chaired by Mr. Munera, has as part of its mandate the role of oversight of the duties,  responsibilities and assessment of the CEO.

12. Independence of the Board of Directors  - The Company has separated the positions of CEO and Chairman. The Board functions in a manner that assures independence from management. This is accomplished in part by way of the committee structure as well as ongoing access and communication between the unrelated directors.

13. Audit Committee  -The Company’s Audit Committee is chaired by Mr. R. S. Angus and all of its members are independent of management and all members of the committee either currently serve or have served in the same capacity on Boards of other public companies.  The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company’s auditors.  The activities of the Audit Committee include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the independence and performance of the Company’s auditors. Audit Committee meetings are held at least quarterly and meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor whenever advisable. Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14. Engagement of Outside Advisers  -To date, no director has requested the engagement of an outside adviser at the expense of the Company. If a request of this kind is made, the appropriate arrangements would be implemented.

INTEREST  OF  INSIDERS  IN  MATERIAL  TRANSACTIONS  AND  MATTERS  TO  BE  ACTED  UPON

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the Board of Directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in

(a)

any matter to be acted upon at the meeting other than the election of directors and the approval of incentive stock options;

(b)

any transaction since the start of the Company’s last financial year, or :

(c)

any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

OTHER  MATTERS  TO  BE  ACTED  UPON

A.

Advance Shareholder Approval to the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company’s Issued Share Capital

Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”).

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.  In particular, management of the Company considers it to be in the best interests of the Company to retain flexibility for the Company, to facilitate it raising the required capital by way of private placement financing, if necessary.  The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance approval is given.  Under the TSX rules, the maximum number of shares that the Company may issue or make issuable under private placements for which advance approvals are obtained may not exceed 100% of the Company’s issued and outstanding shares, which at January 23, 2003 was 47,395,421 common shares.

Any private placement undertaken by the Company under the advance approval being sought at the Meeting will be subject to the following restrictions:

(a)

it must be substantially with parties at arm’s-length to the Company;

(b)

it must not materially affect control of the Company;

(c)

it must be completed within a 12-month period following the date the advance approval is given; and

                (d)

it must comply with the private placement pricing rules of the TSX.

In any event, the TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s-length or will “materially affect control” in which case specific shareholder approval may be required.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any shares that may be issued upon exercise of any warrants or options granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests shareholders to approve an ordinary resolution in the following terms:

RESOLVED THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making subject to issuance during the ensuing year an aggregate number of common shares that exceeds 25% of the Company’s issued and outstanding share capital (on a non-diluted basis) prior to giving effect to the private placements, as more particularly described in and subject to the restrictions described in the Company’s Information Circular dated January 23, 2003 is hereby approved.

The Board has determined that the passing of the ordinary resolution is in the best interests of the Company and recommends that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the TSX will not approve any private placements which result in the issuance or possible issuance of such number of common shares which exceeds the TSX 25% Rule, without specific shareholder approval.  Such restriction could impede the Company’s timely access to required equity financing.

B.

Amendment to Incentive Share Option Plan

The Company has in place an Incentive Share Option Plan (the “Plan”) for directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies.  The Plan was approved by the shareholders of the Company at an extraordinary general meeting held on June 12, 1996. Under the Plan, the Board may from time to time grant to directors, officers, and full and part-time employees and consultants of the Company and its controlled and subsidiary companies, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board may designate. The purchase price per common share for any option granted under the Plan shall not be less than the five-day average of daily high and low board lot trading prices of the common shares of the Company on the TSX prior to the date of grant.  Pursuant to the Plan, options shall be granted pursuant to an option agreement in a form that complies with the rules and policies of the TSX, which provides as follows:

(a)

all options granted shall be non-assignable;

(b)

an option must be exercisable during a period not extending beyond 10 years from the time of grant; and

(c)

no financial assistance will be provided with respect to the exercise of stock options.

The Plan also provides for the granting of share appreciation rights (“SARs”).  SARs would permit a holder to receive at no cost to the holder common shares, which, when multiplied by the fair market value on the day immediately prior to the date of the exercise of the SARs, have a total value equal to the product of the number of common shares subject to the SARs times the difference between the fair market value on the day immediately prior to the exercise of the SARs and the exercise price.  The Board has not activated this part of the Plan and no SARs have been granted.

Options to purchase up to 5,042,000 common shares of the Company have previously been granted pursuant to the Plan to certain directors and officers of the Company, of which 357,000 have been exercised and the balance of 4,685,000 are outstanding as of the date of this Information Circular.  Pursuant to the Plan, the Company has previously authorized the reservation of up to 5,451,000 common shares for the grant of options from time to time.

The maximum number of shares issuable under the Plan may not exceed 20% of the outstanding common shares of the Company, provided that the total number of common shares to be reserved for issuance at any one time for any one optionee shall not exceed 5% of the issued common shares of the Company at the time of grant. As the number of outstanding common shares has increased each year, the Board has followed the practice consistently to seek shareholder approval to approve the reservation of the maximum number of shares issuable under the Plan.

As the Company currently has 47,395,421 issued and outstanding common shares and seeks to issue stock options from time to time as part of executives’ and employees’ compensation based on merit and to assist in the further growth of the Company, the Board is of the view that it is appropriate to authorize an amendment to the Plan to provide that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the Plan should be increased from 5,451,000 currently reserved under the Plan to 9,475,000 common shares, an increase of 4,024,000 common shares, subject to adjustment or increase of such number pursuant to the provisions of the Plan.

There are 665,983 shares held by insiders, their associates or their associated companies.  Accordingly, the shareholders, other than insiders, their associates or their associated companies (the “disinterested shareholders”), will be asked at the Meeting to pass a resolution in the following terms:

RESOLVED THAT:

(a)

the Company’s Incentive Share Option Plan (the “Plan”), approved by the shareholders on June 12, 1996, be and the same is hereby amended by deleting the first sentence of section 1.4(a) and replacing it with the following:

1.4(a)

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 9,475,000 Common Shares, or such greater number as may be approved from time to time by the shareholders of the Company.

(b)

the Plan, as so amended, is hereby approved, ratified and confirmed; and

(c)

any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to carry out and give effect to the foregoing.

A resolution by disinterested shareholders requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, other than insiders and their associates and associated companies, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

C.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

DATED January 23, 2003.

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

John A. Clarke
President & CEO